[LOGO] TEFRON


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


     Tefron Ltd. manufactures intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Nike, Mervyn's, Patagonia and Adidas, as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products.

     We are known for the technological innovation of our Hi-Tex and Cut-and-Sew manufacturing processes. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

THREE MONTHS ENDED JUNE 30, 2004

     SALES

     Sales for the quarter ended June 30, 2004 increased by 11.7% to $45.6 million, compared to sales of $40.9 million for the quarter ended June 30, 2003. This increase in sales was due primarily to an increase in sales to our three biggest customers and increase in sales of swimwear. This increase was offset by a decrease in sales of our health care segment.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 5.3% to $38.0 million in the second quarter of 2004 as compared to $36.1 million in the equivalent period of 2003. This increase in cost of sales was primarily due to the increase in sales. As a percentage of sales, cost of sales decreased to 83.3% in the second quarter of 2004, compared to 88.3% in the second quarter of 2003. This decrease was mainly caused by the increase in sales and an improvement in our operating efficiencies

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 7.8% to $5.5 million in the second quarter of 2004 as compared to $5.1 million in the equivalent period of 2003. This increase was primarily due to a capital loss resulting from the sale of a property in North Carolina and an expense resulting from the grant of options to the company's CEO. As a percentage of sales, selling, general and administrative expenses decreased to 12% in the second quarter of 2004 as compared to 12.5% in the second quarter of 2003.

     OPERATING INCOME

     Operating income for the quarter ended June 30, 2004 was $2.1 million (4.7% of sales), compared to operating loss of $0.3 million (0.8% of the sales) for the quarter ended June 30, 2003. This increase in operating income was primarily due to increase in sales and increase in gross profit from 11.8% in the quarter ended June 30, 2003 to 16.7% in the quarter ended June 30, 2004.

     FINANCING EXPENSES, NET

     Financing expenses decreased to $1.3 million in the three months period ended June 30, 2004 as compared to $1.4 million in the equivalent period of 2003.

     INCOME TAXES

     Tax expenses for the second quarter of 2004 were $0.3 million as compared to a tax benefit of $0.4 million for the second quarter of 2003. The pretax income for the second quarter of 2004 was $0.8 million as compared to a pretax loss of $1.6 million for the second quarter of 2003.

     LIQUIDITY AND CAPITAL RESOURCES

     During the second quarter of 2004, the company generated $2.9 million of cash flow from operations which, together with the capital investments of $20 million, enabled the repayment of $10.2 in short term bank debt and $2.4 million in bank long term loans, the investment, net of grants received, of $2.8 million in machinery and equipment and the increase of $7.1 million in cash.

At June 30, 2004, the company had cash and cash equivalents of $9.9 million as compared to $6.1 million a year earlier.

SIX MONTHS ENDED JUNE 30, 2004

     SALES

     Sales for the six months ended June 30, 2004 increased by 13.5% to $94.5 million, compared to sales of $83.3 million for the six months ended June 30, 2003. This increase in sales was due primarily to an increase in sales to our three biggest customers and increase in sales of swimwear. This increase was offset by a decrease in sales of our health care segment.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 12.8% to $79.6 million in the first half of 2004 as compared to $70.6 million in the equivalent period of 2003. This increase in cost of sales was primarily due to the increase in sales, operating inefficiencies and extra costs mainly resulting from developing and producing new and more complicated garments in shorter production runs. These inefficiencies mainly reflected in increased raw material consumption, cost of labor and factory expenses. As a percentage of sales, cost of sales decreased to 84.3% in the first half of 2004, compared to 84.8% in the first half of 2003.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 7.1% to $10.7 million in the first half of 2004 as compared to $10 million in the equivalent period of 2003. This increase was mainly due to the increase in sales and a capital loss resulting from selling of a property and record of an expense due to grant of options to the company's CEO. As a percentage of sales, selling, general and administrative expenses decreased to 11.4% in the first half of 2004 as compared to 12% in the first half of 2003.

     OPERATING INCOME

     Operating income for the six months ended June 30, 2004 was $4.1 million (4.4% of sales), compared to operating income of $2.6 million (3.1% of the sales) for the six months ended June 30, 2003. This increase in operating income was due to the changes in sales, cost of sales and selling, general and administrative expenses discussed above.

     FINANCING EXPENSES, NET

     Financing expenses decreased to $1.7 million in the six months period ended June 30, 2004 as compared to $2.5 million in the equivalent period of 2003. This decrease was primarily caused by positive exchanges rate differences of approximately $0.5 million due to the strengthening of the USD compared to the NIS and the EURO.

     INCOME TAXES

     Tax expenses for the first half of 2004 were $1.2 million as compared to a tax benefit of $6,000 for the first half of 2003. The pretax income for the first half of 2004 was $2.4 million as compared to $0.3 million for the first half of 2003. The reported tax rate for the first six months of 2004 is higher than the usual tax rate of the company due primarily to one time tax expenses and reduction of deferred taxes in our US subsidiary Alba Waldensian, as a result of an adjustment of our expected utilization of deferred taxes in light of expected future earnings.

     LIQUIDITY AND CAPITAL RESOURCES

During the first six months of 2004, the company generated $5.4 million of cash flow from operations which, together with the capital investments of $20 million, enabled the repayment of $10.5 million in short term bank debt and $6.8 million in bank long term loans, the investment, net of grants received, of $
4.5 million in machinery and equipment and the increase of $3 million in cash.